FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2003

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           Aichi Prefecture 471-8571,
                                      Japan
                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F X    Form 40-F
                                       ---

         Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes       No X
                                      ---      ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______



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Material Contained in this Report:


1. English translation of a notice, dated December 15, 2003, announcing the results of the registrant's repurchase of 15,250,000 shares of common stock between December 2, 2003 and December 15, 2003 at an aggregate price of JPY 52,755,600,000.

2. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on December 19, 2003.

3. English translation of a Report of Bulk Holding, as filed with the Director of the Tokai Local Finance Bureau on December 22, 2003.

4. Executive summary of a Japanese-language Semi-Annual Securities Report, as filed with the Director of the Kanto Local Finance Bureau on December 24, 2003.

5. English translation of the registrant's Semi-Annual Consolidated Financial Statements for the six months ended September 30, 2003, which were filed with the Director of the Kanto Local Finance Bureau as part of the Semi-Annual Securities Report dated December 24, 2003. (All financial information for the semi-annual period of FY2004 was prepared in accordance with accounting principles generally accepted in the United States; however, financial information for the fiscal year and semi-annual period of FY2003 was prepared in accordance with accounting principles generally accepted in Japan.)

6. The registrant's unaudited Semi-annual Consolidated Financial Statements for the six months ended September 30, 2003, prepared in accordance with accounting principles generally accepted in the United States.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Toyota Motor Corporation


                                          By:      /s/ Takahiko Ijichi
                                              ----------------------------------
Date:  December 24, 2003                       Name:  Takahiko Ijichi
                                               Title: General Manager,
                                                      Accounting Division